UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

DORMAN PRODUCTS, INC.

(Exact name of registrant as specified in its charter)

Pennsylvania	000-18914	23-2078856
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

3400 East Walnut Street, Colmar, Pennsylvania	18915
(Address of principal executive offices)	(Zip Code)

Joseph P. Braun

(215) 712-5638

(Name and telephone number, including area code,

of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2020.

Section 1 – Conflict Minerals Disclosure

Item 1.01Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Form SD of Dorman Products, Inc. (the “Company,” “Dorman,” “we,” “us,” or “our”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2020 to December 31, 2020 (the “Reporting Period”).

Through our Reasonable Country of Origin Inquiry, described in our Conflict Minerals Report, some vendors disclosed to us that scrap/recycled sources of Conflict Minerals (as defined in our Conflict Minerals Report) were identified in their supply chains and did not require due diligence. This determination is discussed further in our Conflict Minerals Report.

A copy of the Company’s Conflict Minerals Report for the Reporting Period is filed as Exhibit 1.01 to this Form SD. It is publicly available at www.dormanproducts.com; however, the contents of that site are not incorporated by reference into, and are not otherwise a part of, this Form SD.

Item 1.02Exhibit

As specified in Section 2, Item 2.01 of this Form SD, the Company is hereby filing its Conflict Minerals Report as Exhibit 1.01 to this report.

Section 2 – Exhibits

Item 2.01Exhibits

Exhibit Number
1.01	Conflict Minerals Report of Dorman Products, Inc. for the year ended December 31, 2020

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

DORMAN PRODUCTS, INC.

By:	/s/ David Hession	Date: May 21, 2021
Name:	David Hession
Title:	Senior Vice President, Chief Financial Officer
and Treasurer